Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Ashland Inc. Employee Savings Plan of our reports (a) dated November 24, 2008, with respect to the consolidated financial statements and schedule of Ashland Inc. and consolidated subsidiaries, and the effectiveness of internal control over financial reporting of Ashland Inc. and consolidated subsidiaries, included in its Annual Report (Form 10-K) for the year ended September 30, 2008, and (b) dated June 13, 2008, with respect to the financial statements and schedule of the Ashland Inc. Employee Savings Plan included in the Plan’s Annual Report (Form 11-K) for the year ended December 31, 2007, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio
January 28, 2009